Capstone Companies, Inc.
350 Jim Moran Boulevard, Suite 120, Deerfield Beach, Florida 33442
Telephone: (954) 570-8889, extension 313

February 9, 2018

VIA EDGAR TRANSMISSION
CORRESPONDENCE – CONFIDENTIAL

Joseph M. Kempf, Senior Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C.  20549

RE:          RESPONSE OF CAPSTONE COMPANIES, INC. TO SEC COMMENT LETTER
DATED 30 JANUARY 2018
Capstone Companies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 27, 2017
Form 10-Q for Quarterly Period Ended September 30, 2017
Filed November 14, 2017
File Number 000-28831

Dear Mr. Joseph Kempf:

Capstone Companies, Inc. ("Company") hereby responds to the U.S. Securities and Exchange Commission's ("Commission" or "SEC") Comment Letter, dated 30 January 2018 regarding the above captioned SEC filings, ("Comment Letter") and as follows:

Form 10-Q for Quarterly Period Ended September 30, 2017

Financial Statements

Note 3 - Note Receivable, page 11

SEC Request 1. We note, from your response to comments 8 and 9, that you acquired an option on June 27, 2016 giving you a right to call the 1,666,667 shares of your common stock then held by Involve L.L.C.  Please clarify for us how these same 1,666,667 shares of your common stock collateralized your note receivable from AC Kinetics with a carrying value of $500,000.  Further, please explain for us why you did not charge-off this AC Kinetics note receivable as an uncollectible bad debt as of September 30, 2017.  We note in this regard that you exercised your call rights over those 1,666,667 of your shares held by Involve L.L.C. on February 13, 2017 and May 1, 2017 and that you determined that the AC Kinetics note receivable had zero value on September 30, 2017.

Company Response:  For consideration to convert 100 shares of AC Kinetics Series A Preferred Stock valued at $500,000, the Company received a note in the face amount of $1,500,000 that would be immediately paid to the Company on completion and funding of a Securities Purchase Agreement with a national company to purchase AC Kinetics. As part of the transaction, the Company received the option to repurchase 1,666,667 shares of Common stock held by Involve L.L.C. at an exercise price of $.15.

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The options also had termination dates being the earlier of the 12-month anniversary of the first exercise date or 36 months from the agreement effective date.  The agreement was signed June 27, 2016 and the options would expire on June 27, 2019.

In assessing the value of the note, management had to first consider the probability of the Securities Purchase Agreement between AC Kinetics and a national company being finalized. The completion of the Securities Purchase Agreement involved the development, testing and marketing of technologically advance motor-control software which was still in its development stages. Payment of the note was also subject to a subordination agreement for loan advances made to AC Kinetics by the national company which at that time were several million dollars.

On June 27, 2016 as there was uncertainty as to the completion of the Securities Purchase Agreement, management determined that the best estimate of fair value of the note should be based on the value of the option to repurchase common stock from Involve L.L.C. which represented the spread between the market price and the exercised price of the 1,666,667 shares of common stock to be repurchased with an estimated value of $500,000.

As of September 30, 2017 the reason this was not considered as an uncollectible bad debt was because the $500,000 was considered as part of the repurchase price to exercise the options plus an additional $250,000 cash that was paid to Involve L.L.C. when the options were exercised.

SEC Request 2. Please clarify your response to comment 8 and tell us the following:
 • How you determined the market price of the 1,666,667 of your common shares underlying your call option with Involve L.L.C. when the agreement was entered into in June 2016,
 • Why it was appropriate to make the value of the AC Kinetics note receivable dependent upon the intrinsic value of your option agreement with Involve L.L.C., and
 • Your consideration of the collectability of the AC Kinetics note receivable on a standalone, non-collateral based methodology.

Company Response:

In June 2016, management determined that the value of the option to repurchase common stock from Involve L.L.C. was based on the spread between the market price and the exercised price of the 1,666,667 shares of common stock to be repurchased with an estimated value of $500,000.

Other than the intrinsic value of the option agreement, any added value to the note was dependent on the completion of a Securities Purchase Agreement between AC Kinetics and a national company. The closing   of the Securities Purchase Agreement involved the development, testing and marketing of technologically advance motor-control software which was in its early development stages. Payment of the note was also subject to a subordination agreement for loan advances made to AC Kinetics by the national company which at that time were several million dollars. The Company evaluated that if the Securities Purchase agreement did not close, then AC Kinetics would not have the financial ability to pay the note, particularly as the note was subordinated to substantial loan advances made to AC Kinetics to fund the product development.

As of September 30, 2017, we were advised by the principal of AC Kinetics, that:
•	there had been major upheaval in the management of the national company involved with the Securities Purchase Agreement.
•	the main project leader coordinating the agreement had been laid off.
•	the national company had not exercised its securities purchase option rights per the agreement.
•	the national company had stopped advancing loans/funding the project.
•	the national company had not entered into a revised loan agreement.
•	we were advised that there was no guarantee that the purchase option agreement would be finalized.

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With this update and the probability that the Securities Purchase Agreement would not be closed, management determined that as a standalone asset the note had no value.

Management will expand its discussion on the AC Kinetics note in the Company's form 10-K for yearend 2017.

Please direct any SEC response to this letter to James McClinton, Chief Financial Officer, Capstone Companies, Inc., 350 Jim Moran Blvd., Suite 120, Deerfield Beach, Florida 33442, Telephone: (954) 570-8889, extension 301, Email: gmcclinton@capstoneindustries.com.

Sincerely,

/s/ James McClinton, Chief Financial Officer

cc:           Jeffrey Guzy, Director/Audit Committee Member
Stewart Wallach, Chief Executive Officer and Chairman of the Board of Directors

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